Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3097

rschumer@paulweiss.com

(212) 492-0097 (fax)

July 10, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Chambre Malone; Pamela Long; Jessica Dickerson

Re: Interline Brands, Inc.; PREM 14A; Filed June 20, 2012; File No. 001-32380

Dear Ms. Long:

On behalf of our client, Interline Brands, Inc. (the “Company”), we are providing this letter in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 6, 2012 (the “Comment Letter”) regarding the above referenced filing.

Set forth below is the response that the Company has asked us to convey in regard to the Staff’s comment as set forth in the Comment Letter.  All defined terms in this letter have the same meanings as set forth in the Preliminary Proxy Statement on Schedule 14A filed on June 20, 2012 (the “Preliminary Proxy Statement”) unless otherwise indicated.

Preliminary Proxy Statement — General

1. Upon consummation of the contemplated merger, we note that an entity formed solely for the purpose of effecting the merger will be merged into your company and your common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that one or more investment funds managed by one of your stockholders, P2 Capital Partners, LLC, as well as certain members of the company’s management, will have interests in the post- merger company. In this regard, we further note your disclosure in the third full paragraph on page 53 in which you state that senior management will reinvest a percentage of their proceeds in the company, a portion of which may be satisfied through an exchange of their shares in your company for shares in the parent company. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Question 101.02 and Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

Response to Comment 1

The Company acknowledges, as described in the Preliminary Proxy Statement, that, upon the consummation of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2012 (as it may be amended, the “Merger Agreement”), by and among Isabelle Holding Company Inc., a Delaware corporation (“Parent”), Isabelle Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub, an entity formed solely for the purpose of effecting the Merger, will be merged with and into the Company and the Company’s common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Further, the Company acknowledges that one or more investment funds managed by one of the Company’s current stockholders, P2 Capital Partners, LLC (“P2 Capital Partners”), as well as certain members of the Company’s senior management (the “Management Parties”), will have interests in Parent following the closing of the Merger.

Notwithstanding the foregoing, the Company believes that Exchange Act Rule 13e-3 (“Rule 13e-3”) is inapplicable to the Merger and believes that none of the Company, Parent, Merger Sub nor any of their affiliates are obligated to provide any additional disclosure on Schedule 13E-3.

The Merger Is Not a “Going Private Transaction” for Purposes of Rule 13e-3

The Company believes the Merger is not a “going private transaction” for purposes of Rule 13e-3 because (i) P2 Capital Partners is not an affiliate of the Company, (ii) the Management Parties should not be deemed to be “engaged in” the transaction nor should they (alone or together with P2 Capital Partners and/or GS Capital Partners VI L.P.) be considered an affiliate of the Company who exerted control or influence on the transaction process and (iii) the proposed Merger resulted from arms-length negotiations with an unaffiliated third party.

P2 Capital Partners is not an Affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.”  Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.  It is generally understood that ownership above 10% or having a right to appoint a director to a company’s board requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate.  The question of control and affiliation depends not only on the size of a stockholder’s equity ownership, but also on other factors, such as the stockholder’s ability to control the target.

In the present case, P2 Capital Partners does not control, nor has it been able to influence the governance or operations of, the Company and should not be considered to be an affiliate of the Company.

P2 Capital Partners has had no meaningful ability to assert, and in fact has not asserted, power to direct the management or policies of the Company.  Although P2 Capital Partners, through two of its affiliated funds, currently holds, in the aggregate, 7.9% of the Company’s outstanding stock (only one of which fund’s interests (representing 2.9% of the Company’s outstanding stock) will be contributed to Parent following consummation of the Merger), it does not have representation on the Company’s Board of Directors.  In fact, P2 Capital Partners has on more than one occasion, made requests to the Company to have a representative appointed to the Company’s Board of Directors. The Company’s Board of Directors has declined such requests.  Accordingly, P2 Capital Partners has not possessed and does not possess, and has not exerted and is not exerting, control over the Company and does not have: (i) officers, directors or other personnel who are also officers or members of the Company’s Board of Directors, (ii) any designees to the Company’s management, or (iii) any contractual relationships with the Company (aside from customary non-disclosure agreements and the limited guaranty executed by P2 Capital Master Fund I, L.P. in favor of the Company in connection with the Merger Agreement).  Therefore, the Company believes that P2 Capital Partners is not an affiliate of the Company for any purpose, including Rule 13e-3 purposes.

Moreover, even if P2 Capital Partners were deemed to be an affiliate of the Company (which it is not), the material terms of the Merger and the Merger Agreement were negotiated by the Company and GS Capital Partners, an unaffiliated acquirer, without the involvement of P2 Capital Partners.  Indeed, although P2 Capital Partners was involved in the early stages of discussions about a potential acquisition of the Company, it withdrew from the process on April 23, 2012, and it was not until three days prior to execution of the Merger Agreement that P2 Capital Partners re-entered the sale process, by which time all of the material terms of the Merger and Merger Agreement, including the price, had been finalized by the Company and GS Capital Partners.  At that time, P2 Capital Partners was provided with a near final draft of the Merger Agreement and ultimately agreed to participate in the transaction on the terms agreed between the Company and GS Capital Partners.  Moreover, GS Capital Partners had advised the Company that it has sufficient available equity capital resources to unilaterally consummate the transaction and, accordingly, GS Capital Partners had determined to proceed with the transaction regardless of P2 Capital Partners’ participation.

Further, the Company has been advised that, between the execution of the Merger Agreement and the closing of the Merger, GS Capital Partners has the unilateral right to cause Parent to take any action or refrain from taking any action in connection with the Merger (except for a limited set of minority protection rights in favor of P2 Capital Partners regarding changes to certain financial terms of the Merger) and the proposed related debt financing, and GS Capital Partners alone will determine whether or not the closing conditions specified in the Merger Agreement have been satisfied or will be waived without the consent of P2 Capital Partners.  For all of the reasons described above, the Company believes that not only is P2 Capital Partners not an affiliate of the Company, but P2 Capital Partners played a minimal role in the negotiation process, further demonstrating its inability to exert control over the Company.

The Management Parties do not Control Parent in a Manner that would cause them to be Deemed to be “Engaged In” the Transaction

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“Section 201.05”), the Management Parties, in their role as senior management of the Company, are considered by the Staff to be affiliates of the Company, and in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because the acquiring parties could be deemed to be an affiliate “engaged” in the Rule 13e-3 transaction.  However, in this case, for the reasons discussed below, the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of the acquiring parties and, therefore, not subject to Rule 13e-3 and not required to file a Schedule 13E-3.

First, upon consummation of the Merger, the Management Parties will not hold a material amount of the outstanding equity securities of Parent.  Specifically, under the term sheet negotiated by GS Capital Partners and Michael J. Grebe, the Company’s Chief Executive Officer (the “Grebe Term Sheet”), Mr. Grebe agreed to invest $6.7 million in Parent, which is expected to constitute approximately 1.7% of Parent’s post-closing outstanding capital stock.  Certain other members of the Company’s management may also invest in Parent by rolling over some percentage of their existing capital stock in the Company, which amount, if so invested, would constitute no more than 3.4% of Parent’s post-closing outstanding capital stock.  Thus, as of the closing of the Merger, it is expected that not more than approximately 5.1% (and in all likelihood less) of Parent’s post-closing outstanding capital stock will be held by the Management Parties; however, other than with respect to Mr. Grebe, the Management Parties have not committed to make any investment in Parent and it is likely that their actual aggregate investment may be less than the amounts contemplated in the Grebe Term Sheet.  Finally, the Company notes that GS Capital Partners requested that Mr. Grebe invest in Parent and GS Capital Partners had initially requested that Mr. Grebe invest substantially more equity in Parent.

Parent also agreed under the Grebe Term Sheet to grant stock options to certain members of the Company’s management in an amount equal to 10% of the fully diluted equity of Parent as of the Closing.  The Company has been advised that any options granted at the closing of the Merger will have an exercise price equal to the price at which P2 Capital Partners and GS Capital Partners purchased capital stock of Parent at the closing and will not have voting rights.  Additionally, the Company has been advised that all of these options will be subject to vesting requirements — fifty percent will be time-vested over a five year period and fifty percent will be performance based options that will only vest upon the achievement of certain predetermined performance targets.  There is no assurance that any of such options will ever vest or that the Management Parties will ever acquire capital stock of Parent pursuant to such options.  The Company believes that the contemplated equity ownership of the Management Parties in the surviving corporation does not lead to the conclusion that the Management Parties will be able to exert control over the surviving corporation in a manner that deems the Management Parties to be “engaged in” the transaction.

Moreover,  none of the Company’s management was permitted to discuss any terms of their post-closing employment or compensation arrangements with the acquiring parties, including any potential equity participation in Parent, until substantially all of the material terms of the Merger, including the price, had been agreed by the parties.  Further, no member of the Company’s management has entered into any agreement with Parent regarding any involvement with Parent following the closing of the Merger.

Finally, although Parent has agreed to appoint Mr. Grebe and Kenneth D. Sweder, the Company’s President and Chief Operating Officer, as members of the post-closing board of directors of Parent, the Company has been advised that GS Capital Partners will have the ability to, and has informed the Company that it intends to, appoint a majority of the post-closing board of directors of Parent and, as such, will have complete control over the board of directors of Parent and the governance and operations of the surviving corporation (aside from customary limited minority protection rights with respect to certain fundamental actions which require P2 Capital Partners approval).

The Merger was the Result of Arms-Length Negotiations with an Unaffiliated Third Party

The Merger was the result of arms-length negotiations between the Company and GS Capital Partners, an unaffiliated party.  The Company began the process of evaluating its strategic alternatives when it initially received indications of interest from, and entered into preliminary discussions with, two separate well-known private equity firms in September and October 2011.  The Company began discussions with P2 Capital Partners when, on March 6, 2012, it proposed a purchase price range of $25.50 to $28 per share, which was significantly higher than the previous proposals to acquire the Company from the two other potential acquirers.  In addition, prior to the execution of the Merger Agreement, three potential strategic acquirers that were considered to have a potential interest in pursuing a transaction with the Company declined to pursue any transaction with the Company at that time.

In sum, notwithstanding the fact that P2 Capital Partners is a stockholder of the Company, P2 Capital Partners was not involved in negotiating the material terms of the Merger Agreement, the Company believes Parent’s acquisition proposal was the best reasonably available to the Company’s stockholders, and the terms of the Merger and the Merger Agreement were the result of arms-length negotiations between unaffiliated parties.

Conclusion

As described in detail above, the Company believes that the Merger is not a “going private transaction” for purposes of Rule 13e-3, because P2 Capital Partners is not an affiliate of the Company, the Management Parties were neither “engaged in” the transaction nor affiliated with P2 Capital Partners or GS Capital Partners, and the Merger was the result of arms-length negotiations between unaffiliated parties.  Accordingly, because the Merger should not be subject to Rule 13e-3, neither the Company nor Parent, Merger Sub or any of their affiliates should be required to be included as a filing person on Schedule 13E-3 as would be required by Question 101.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Attached as Exhibit A to this letter, we have provided statements from the Company acknowledging the statements requested by the Commission.

We hope that this letter responds satisfactorily to your questions and comments concerning Rule 13e-3 issues.  Please feel free to call me at 212-373-3097 if you have any further questions or if you would like to discuss any of the foregoing.

Very truly yours,

/s/ Robert B. Schumer
Robert B. Schumer

Exhibit A

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Interline Brands, Inc.

By:	/s/ Michael Agliata
Name: Michael Agliata
Title: Vice President, General Counsel and Secretary